                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUERS
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 1998

                      Elsag Bailey Process Automation N.V.
                      ------------------------------------
                 (Translation of registrant's name into English)


              Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol,
                                 The Netherlands
                                 ---------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F].

                  Form 20-F     X                  Form 40-F
                             -------                         --------

                  [Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes                       No    X
                              -------                   ------

                  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.
                                                    --------------

                              Exhibit Index: Page 4

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Elsag Bailey Process Automation N.V., a Netherlands corporation (the "Company"), hereby furnishes the following document pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

1. A press release of the Company dated May 28, 1998, announcing action by its majority owner.

         The following paragraphs or portions thereof of the above filed press release shall be deemed to be incorporated by reference in the Company's Prospectus dated June 28, 1996, included in its Registration Statement No. 333-4770 and to be a part thereof from the date hereof:

                      the first through third (1st - 3rd) paragraphs.

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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELSAG BAILEY PROCESS AUTOMATION N.V.


                                      By:  /s/    Vincenzo Cannatelli
                                           ------------------------------
                                           Name:  Vincenzo Cannatelli
                                           Title: Managing Director and
                                                  Chief Executive Officer


Date:    May 28, 1998

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                                  EXHIBIT INDEX
                                  -------------

                                                                  Sequentially
  Exhibit                                                        Numbered Page
  -------                                                        -------------

Exhibit 1 -   A press release of the Company dated
              May 28, 1998,  announcing  action by it
              majority owner                                          5

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 [LOGO] Elsag Bailey Process Automation

-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact: Christopher M. Farage, Ph.D.
         Director, Investor Relations
         (440) 585-8675


              Elsag Bailey Announces Action by its Majority Owner

Amsterdam, the Netherlands (May 28, 1998) - Elsag Bailey Process Automation N.V. (NYSE:EBY) today announced that Istituto per la Ricostruzione Industriale
- IRI S.p.A. and Finmeccanica S.p.A., controlling owners of the Company's common stock, have filed an amendment to their Schedule 13D with the Securities and Exchange Commission.

The filing states that Finmeccanica's Board of Directors determined at its meeting today to dispose of Finmeccanica's interests in the Company and approved the recommendation of Merrill Lynch International to offer such interests independently of the sale of any other assets of Finmeccanica. The procedure recommended by Merrill Lynch entails the participation of the public holders of Common Shares of the Company in the transaction. However, the form of the transaction will be determined only if and when the purchaser is selected and an agreement is entered into with such purchaser. The filing also states that there can be no assurance that such an agreement will be concluded, that it will include any participation of the public shareholders in the transaction or an opportunity to dispose of their Common Shares in the Company, that the transaction will in fact be consummated, or that other alternatives will not be considered.

The Supervisory Board of Elsag Bailey Process Automation met today. The Board will evaluate all strategic options aimed at maximizing value for all shareholders. The Board has established a special committee of independent directors, consisting of Messrs. T. Kevin Dunnigan and Josef Felder, to assist in reviewing and evaluating any proposed transaction involving the transfer by Finmeccanica of its interest in the Company or otherwise involving a change in control of the Company.

Vincenzo Cannatelli, Elsag Bailey's Managing Director and Chief Executive Officer, acknowledged the recent decision of Finmeccanica and stated, "The strategy of our Company for the coming months will not change. The management team is fully committed to enhancing the financial performance of our Company. The completion of the restructuring plan and recent improvements in our order entries gives us confidence that Elsag Bailey is very well positioned for future success."

One of the world's leading process automation companies, Elsag Bailey Process Automation N.V., incorporated in the Netherlands, has grown revenues to more than $1.5 billion by aggressively expanding its global markets and technologies. The Company employs some 11,000 employees in over 30 countries.

Elsag Bailey's computer and electrical products--control systems, instrumentation products, and analytical devices--keep its customers on the cutting edge of productivity. Elsag Bailey's global customers are among the leading names in the process industries including electric utilities, oil and gas, chemicals and pharmaceuticals, pulp and paper, water and wastewater, metals and ceramics, and other industrial companies.

For copies of additional press releases or quarterly reports, call Elsag Bailey's Fax-on-Demand service at 1-888-329-2311, or visit the Company's web site at www.ebpa.com. Requests for information can also be made via e-mail at investorinfo@bailey.com.


                      Elsag Bailey Process Automation N.V.
                                  Page 5 of 5